[SHIP LOGO]   [VANGUARD (R)]


                                                              February 11, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission via electronic filing 450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

                       Re:  Vanguard Explorer Fund; File No. 2-27203

Dear Mr. Sandoe:

         The following responds to your comments of February 4, 2005 on the post-effective amendment of the registration statement of Vanguard Explorer Fund. You commented on PEA number 73 that was filed on December 22, 2004 pursuant to Rule 485(a).

Comment 1:  Prospectus (p. 4)
Comment: The Market Exposure section provides the asset-weighted median market capitalization of the Fund. Provide also the market capitalization range for the Fund.

Response:         While we provide disclosure of the Fund's median market
                  capitalization in the Fund's prospectus, we do not plan to include the market capitalization range. We note that Form
                  N-1A does not require funds to disclose specific market capitalization dollar ranges. In addition, such disclosure would be unhelpful and potentially misleading to investors for the following reasons:
                      (1) Market capitalization ranges are subjective over
                  different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.
                      (2) Ranges change continually because of fluctuations in
                  stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
                      (3) A fund's overall market capitalization range can be
                  very broad and not indicative of where the fund's overall market capitalization focus is. The median market capitalization is a more useful piece of information for investors concerned with market capitalization.

Christian Sandoe
February 11, 2005
Page 2




Comment 2:       Prospectus (p. 7)
Comment:         The Other Investment Policies and Risks section provides that
                 "Vanguard typically invests a small portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds (ETFs), including VIPER Shares issued by Vanguard stock index funds." Verify that the VIPER Shares in which the Fund may invest are not creation units, but rather are purchased and sold on the secondary market.

Response:        Whenever the Fund purchases and sells VIPER Shares, it does so on the secondary market.

                                       * * * * *

         As required by the SEC, the Fund acknowledges that:

         - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
         - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
         - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Please call me at (610) 503-5804 if you have any questions or further comments.

                                                               Sincerely,


                                                              /s/ Frances T. Han

                                                              Frances T. Han
                                                              Associate Counsel